U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[ ] Form 10-K  [ ] Form 20F  [ ] Form 11-K  [x] Form 10-Q  [ ] Form N-SAR


                   For Period Ended: June 30, 2000
                                     -------------

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ________________

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:   NOCOPI TECHNOLOGIES, INC.

Address of Principal       537 Apple Street
Executive Office:          West Conshohocken, PA 19428



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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [x] (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     [x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Statement is not required and has not been attached)


PART III - NARRATIVE

Registrant is required to include in its financial statements forming part of the subject report the results of Euro-Nocopi, SA ("Euro"), a French corporation, based on the equity method of accounting. The financial information concerning Euro necessary to complete the preparation of Registrant's financial statements in accordance with such requirement has not yet been furnished to Registrant by Euro. As a consequence, Registrant's management has been unable to complete the preparation of Registrant's financial statements and Registrant's independent accountants have been unable to complete their quarterly review of Registrant's financial statements.

PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

                           Thomas F. Hurley, Esq.
                           Hangley Aronchick Segal & Pudlin
                           One Logan Square - 27th Floor
                           Philadelphia, PA 19103
                           Telephone:  (215) 496-7056

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on information currently available to Registrant, its net loss is anticipated to decrease from $392,400 for the six months ended June 30, 1999 and $86,500 for the three months ended June 30, 1999 to approximately $135,000 for the six months ended June 30, 2000 and approximately $62,000 for the three months ended June 30, 2000. The reduction in the second quarter net loss from the year earlier period resulted primarily from the reductions in research and development, selling and general and administrative expenses associated with staff reductions by Registrant, substantially offset by reductions in revenue and gross profit. The year to year reduction in net loss from the first half of 1999 to the first half of 2000 resulted from the same factors, and from the non-recurrence of the severance expense associated with the departure of the Registrant's President and Chief Executive Officer during the first quarter of 1999.

The foregoing does not reflect changes to Registrant's financial results that may occur as a result of the inclusion therein of Euro's results in accordance with the equity method of accounting. Such changes may increase or decrease Registrant's net loss.


NOCOPI TECHNOLOGIES, INC.
--------------------------
(Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2000                   By: /s/ Rudolph A. Lutterschmidt
      ---------------                      -------------------------------------
                                           Rudolph A. Lutterschmidt,
                                           Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.